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Proskauer Rose LLP

March 8, 2011

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561
Attention: H. Christopher Owings, Esq.

  Re:
  GNC Acquisition Holdings Inc.
  Registration Statement on Form S-1
  Initially filed on September 28, 2010
  Amendment No. 1 filed on January 18, 2011
  Amendment No. 2 filed on February 10, 2011
  Amendment No. 3 filed on February 25, 2011
  Amendment No. 4 filed on March 8, 2011
  File No. 333-169618

Dear Mr. Owings:

        On behalf of GNC Acquisition Holdings Inc. (the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated March 2, 2011 relating to the above-referenced registration statement (the "Registration Statement") of the Company filed with the Commission on Form S-1 (File No. 333-169618) on September 28, 2010, and amended on January 18, 2011, February 10, 2011, and February 25, 2011 (the Registration Statement concurrently filed herewith, "Amendment No. 4").

        The Company is concurrently filing via EDGAR Amendment No. 4, marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 4, marked to show changes from Amendment No. 3 filed with the Commission on February 25, 2011.

        In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company's response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 4. Except as otherwise specifically indicated, page references in the Company's responses to the Staff's comments correspond to the pagination of Amendment No. 4.

  1.
  Please tell us the nature of adjustments that you intend to include in the "As Adjusted" income (loss) per share and balance sheet data on page 13. Please note that common shares whose proceeds will be used for general corporate purposes should not be included in the computations of as adjusted earnings per share data. In addition, please tell us your consideration of providing pro forma financial information required by Article 11 of Regulation S-X elsewhere in the prospectus.

  Response to Comment 1:

        The Company informs the Staff that the "As Adjusted" amounts for the balance sheet data and the income (loss) per share will include the following adjustments:

  •
  Balance sheet adjustments related to: (1) the completion of the offering and the Refinancing, (2) application of the estimated net proceeds from the offering and the proceeds received by the Company in connection with the Refinancing as described under "Use of Proceeds" in Amendment No. 4, including (a) the redemption of all outstanding shares of the Company's Series A preferred stock immediately following completion of the offering, (b) the contribution of $300 million to Centers for the repayment of indebtedness, and (c) satisfaction of the

    Company's obligations under the ACOF Management Services Agreement and the Class B common stock, and (3) prior to the consummation of the offering, the conversion of shares of Class B common stock into an equal number of shares of Class A common stock, which are yet to be determined.

  •
  Adjustments to net income will be for interest expense and related income taxes due to the Refinancing, including as a result of the termination of swap agreements.

  •
  Adjustments to the weighted average number of common shares (basic and diluted), will give effect to (1) the increase in the number of shares that would be outstanding as a result of the completion of the offering, (2) the conversion of shares of Class B common stock into an equal number of shares of Class A common stock, which are yet to be determined, and (3) the application of net proceeds from the offering, as described above.

        The Company does not expect that any proceeds from the offering will be used for general corporate purposes.

        Since the composition of the equity section of the balance sheet is not changing as a result of this offering, and based on its conversation with Bill Thompson, Accounting Branch Chief, on March 7, 2011, the Company does not believe that the presentation of pro forma financial information under Article 11 of Regulation S-X is required.

  2.
  Please tell us whether the valuations used to determine the fair value of your common stock used in estimating the fair value of options granted during the most recent year were contemporaneous or retrospective and whether they were performed by an unrelated third party. In addition, please provide the following additional disclosures:

    •
    A detailed discussion of the significant factors, assumptions and methodologies used to determine the fair value of your common stock used in estimating the fair value of stock options granted during the year;

    •
    A discussion of each significant factor contributing to the increase in the fair value of your common stock during the most recent year;

    •
    A discussion of each significant factor contributing to the difference between the estimated IPO price and the fair value of your common stock used in estimating the fair value of stock options granted during the most recent year; and

    •
    If applicable, the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist at each grant date.

  Response to Comment 2:

        The Company informs the Staff that the valuations used to determine fair value of the Company's common stock in estimating the fair value of options granted during the most recent year were contemporaneous and that such calculations were not performed by an unrelated third party. In addition, the Company has revised its disclosure on pages 49 to 50 in response to the Staff's comments.

  3.
  Please tell us amount of the discounts applied to the fair value of your common stock based on your net enterprise value to reflect the lack of liquidity and control and the factors you considered in determining such discounts, including company-specific, industry-related and economic-related factors. Please also explain to us how you assessed the probability of a triggering event and why you believe that the discounts are reasonable under the circumstances.

  Response to Comment 3:

        The Company supplementally advises the Staff that, in determining the initial discount rate that the Company applied to the fair value of its Class A common stock following the Merger in March 2007, the Company considered various factors, including: (1) the lack of liquidity of the Company's Class A common stock, (2) the acquisition price paid by the investors in March 2007, (3) the transfer restrictions limiting the transferability of the Class A common stock, and (4) the expectation that a liquidation event would not likely occur in the near future. In determining the discount rate, peer specialty retailer data was reviewed. This data included (1) volatility, (2) average 5 year trading multiples and (3) market capitalizations. The specialty retailers included in the analysis were chosen based on their specific products offered, financial data availability, capital structure, and/or their industry similarity. As a result, the initial discount rate assigned to the stock was 26%. The Company consistently applied the discount rate throughout 2007, 2008, 2009, and the first half of 2010. In July 2010, upon the initiation of the initial public offering process, the discount rate was reduced to 5%, to reflect the increasing likelihood of a liquidity event. Since July 2010, the Company has consistently applied this discount rate to subsequent valuations performed by the Company.

  4.
  Please disclose the interest rate on the Senior Notes at December 31, 2010.

  Response to Comment 4:

        The Company has revised its disclosure on page 60 in response to the Staff's comment.

  5.
  We note your response to comment 13 in our letter dated February 17, 2011. Please disclose, via footnote, that $543 and $1,177 of the salary paid to Messrs. Nuzzo and Dowd, respectively, in fiscal 2010 represent retroactive salary increases for services performed by them during the period from December 6, 2009 to December 31, 2009.

  Response to Comment 5:

        The Company has revised its disclosure on pages 121 to 122 in response to the Staff's comment.

  6.
  Please disclose, via footnote, the natural person(s) who have sole or shared voting or investment power over each of Whitepier & Co. and Whitetuna & Co. For further guidance, please consider Question 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

  Response to Comment 6:

        The Company has revised its disclosure on pages 141 to 142 in response to the Staff's comment.

  7.
  Please revise to present a pro forma balance sheet giving effect to the redemption of the Series A Preferred Stock, excluding effects of the offering proceeds, alongside of the most recent historical balance sheet. Please also include disclosure in the notes to financial statements that describes the pro forma presentation.

  Response to Comment 7:

        Based on the Company's conversation with Bill Thompson, Accounting Branch Chief, on March 7, 2011, the presentation described above is not required.

  8.
  It appears that income taxes netted against the unrealized loss on derivatives designated and qualified as cash flow hedges is incorrect. Please revise or advise.

  Response to Comment 8:

        The Company has revised its disclosure on page F-5 in response to the Staff's comment.

  9.
  Please file a dated and executed copy of counsel's opinion before you request acceleration of effectiveness of the registration statement.

  Response to Comment 9:

        The Company confirms that it will file a dated and executed copy of counsel's opinion before it requests acceleration of effectiveness of the Registration Statement.

  10.
  Please supplementally confirm to us that the Selling Stockholders' Shares will include the shares covered by the underwriters' over-allotment option.

  Response to Comment 10:

        We confirm that the Selling Stockholders' Shares will include the shares covered by the underwriters' over-allotment option.

  11.
  Please delete the phrase ", as the case may be," in the fourth paragraph, last sentence. Such phrase implies that you may issue new shares to Selling Stockholders, not in connection with the exercise of options, for such Selling Stockholders to sell to the underwriters pursuant to such underwriters' over-allotment option.

  Response to Comment 11:

        In response to the Staff's comment, we have deleted the phrase ", as the case may be," in the fourth paragraph, last sentence of our opinion.

  12.
  Please revise the fifth paragraph to state that the General Corporation Law of the State of Delaware includes all applicable Delaware statutory provisions of law and reported judicial decisions interpreting these laws.

  Response to Comment 12:

        In response to the Staff's comment, we have revised the fifth paragraph of our opinion to state that the General Corporation Law of the State of Delaware includes all applicable Delaware statutory provisions of law and reported judicial decisions interpreting these laws.

***********

        Please direct your questions or comments regarding this response letter or Amendment No. 4 to the undersigned at (310) 284-5607. Thank you in advance for your assistance.

Respectfully submitted,
/s/ Philippa M. Bond Philippa M. Bond, Esq.
cc:
Gerald J. Stubenhofer, Jr., Esq. (GNC Acquisition Holdings Inc.)
Robert E. Buckholz, Jr., Esq. (Sullivan & Cromwell LLP)

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